Filed by TriQuint Semiconductor, Inc.
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: RF Micro Devices, Inc.
Commission File No.: 000-22511
Date: October 29, 2014

TQNT - Q3 2014 TriQuint Semiconductor Inc Earnings Call

EVENT DATE/TIME: OCTOBER 28, 2014 / 08:30PM GMT

OVERVIEW:
TQNT reported 3Q14 revenues of $272.1m and net profit of $51.4m or $0.28 per diluted share. Expects 4Q14 revenues to be $330-340m and diluted EPS to be $0.40-0.45.

CORPORATE PARTICIPANTS
Grant Brown TriQuint Semiconductor Inc - Director, IR
Ralph Quinsey TriQuint Semiconductor Inc - President and CEO
Steve Buhaly TriQuint Semiconductor Inc - CFO

CONFERENCE CALL PARTICIPANTS
Edward Snyder Charter Equity Research - Analyst
Anthony Stoss Craig-Hallum Capital Group - Analyst
Vivek Arya BofA Merrill Lynch - Analyst
Quinn Bolton Needham & Company - Analyst
Blayne Curtis Barclays Capital - Analyst
Steven Smigie Raymond James & Associates, Inc. - Analyst
Mike Burton Brean Capital, LLC - Analyst
David Duley Steelhead Partners - Analyst
Tom Diffely D.A. Davidson & Co. - Analyst

PRESENTATION

Operator

Good afternoon. My name is Kyle, and I will be your conference operator today. At this time, I'd like to welcome everyone to the TriQuint Semiconductor third-quarter earnings conference call. All lines have placed on mute to prevent any background noise. After the speakers' remarks, there will be question and answer session.

(Operator Instructions)

Mr. Brown, you may begin your conference.

Grant Brown - TriQuint Semiconductor Inc - Director, IR

Thanks, Kyle. Good afternoon, everyone, and welcome to our third-quarter 2014 conference call. I'm Grant Brown, Director of Investor Relations. With me today are Ralph Quinsey, our President and Chief Executive Officer; and the Steve Buhaly, our Chief Financial Officer.

During the call, we will make forward-looking statements about TriQuint's business, our projected financial results, and our proposed merger with RFMD. Actual results could differ materially from our projections, based on various risk factors including those described in the press release we issued earlier today and our reports on forms 10-K and 10-Q and other filings with the Securities and Exchange Commission. All financial measures presented in today's call are on a non-GAAP basis. Non-GAAP financial measures report tax on a cash basis and exclude equity compensation charges, entries associated with mergers and acquisitions, including expenses associated with the planned merger with RFMD, and other, specifically identified non-routine items. These non-GAAP measures are provided to enhance understanding of our core operating performance. A full reconciliation of these non-GAAP measures to our GAAP results is in our press release and in the investors section of our website.

I'll now turn the call over to Ralph to provide an overview of the quarter.

Ralph Quinsey - TriQuint Semiconductor Inc - President and CEO

Thanks, Grant, and good afternoon, everyone. I'm delighted to report TriQuint's third-quarter revenue was $272.1 million and earnings were $0.28 per share, both well above the high end of our prior guidance. Revenue grew 18% sequentially and 8% year-over-year, with gross margins at 46.6%. An impressive 8.6% increase as compared to Q3 last year. In fact, Q3 was a record quarter for revenue and profits. And with strong demand and design win momentum in place, I anticipate Q4 will also be a record quarter.

We have made considerable progress transitioning away from low-margin and non-strategic foundry revenues while serving a growing demand for our higher-value products. Our improved financial performance is a result of many years a fundamental technology investments and product development in growth markets for premium filters, advanced gas can products, and highly integrated solutions.

We achieved another record in Q3 with 55 new products released in the quarter. These investments have positioned us for sustainable and profitable growth, supporting long-term growth markets such as the build out of the worldwide communications infrastructure, continued smartphone adoption, and the deployment of advanced electronics for critical defense applications.

At the midpoint of our Q4 guidance, full-year 2014 revenue would be up a approximately 14%. Growth would be 28%, disregarding the $100 million headwind caused by our exit from low-margin and non-strategic foundry business. Additionally, our strategic investments, combined with solid, operational excellence, is expected to push gross margin performance to a 14-year high in 2014, with more margin upside and better-than-market growth anticipated in 2015.

Regarding our pending merger with RFMD to form Qorvo, we received overwhelming shareholder support and expect to close once we complete final regulatory approvals prior to the end of the year. Our time since the February announcement has been used constructively, with significant progress being made by integration teams to ensure we maintain momentum into a successful launch of the new Company while creating a platform for strong, ongoing business results as a combined entity.

Now, looking more closely at our major markets and starting with infrastructure and defense, Q3 revenue was $86.9 million -- flat sequentially and up a healthy 24% compared to Q3 a year ago. The growth of IDP came from rock solid execution, coupled with strong demand for base station supporting the worldwide expansion of LTE, primarily in China.

With a diverse mix of revenue across all large number of customers and products, our IDP business is built on some of the world's best technology, as we continue to grow revenue through an ever-expanding product portfolio, including 130 new products launched this year. Not only do these long-lifecycle products feed a flywheel of accumulating revenue, they also pave the way for crossover revenue in adjacent markets.

BAW is a clear example of a technology that today generates hundreds of millions of dollars in revenue that had modest routes in the defense market. We believe GaN-based products, enabled by 10 years of investment, are following a similar path, with new opportunities now opening up in base station power and other commercial applications that require higher power, higher efficiency, and greater bandwidth.

In the base station market, Q3 revenue was $25.6 million, up over 53% compared to Q3 of last year. The message in the base station market is consistent with last quarter, as we continue to expand strong demand related to the worldwide 4G LTE build out. Over the course of the last 18 months, demand for our base station products has ramped to just north of $100 million a year. We expect to maintain this level through 2015 and, likely, well into 2016, as carriers continue to build out their networks worldwide. Including India, where an estimated 1 billion wireless subscribers are eager to transition to LTE and broadband smartphones.

Total revenue in our transport market was $25.4 million and looks to remain strong as we continue to win -- continue to accumulate key wins in next-generation designs. Optical network products have been an area of strength for TriQuint, where revenues were up 86% over Q3 last year and up approximately 14% over 2013 on a year-to-date basis. As networks move from 40 gigabits to 100 gigabits and beyond, higher bandwidth, lower power consumption, and smaller size will be required. All areas our product are differentiated, as compared to our competition. Ultimately, the transport market is driven by data traffic, which continues to expand rapidly. Global monthly data traffic is expected to double from current levels by 2018, providing an encouraging backdrop for future demand.

Defense revenue of $28.4 million was up 7% sequentially this quarter, after being up 16% sequentially last quarter. Similar to last quarter, we launched many new GaN-based products, with continued strong customer interest. In fact, during the quarter, we were proud to announce achieving a major industry milestone -- Manufacturing Readiness Level 9, as determined by the US Air Force Research Laboratory. This achievement means that TriQuint's GaN has met the full performance, cost, and capacity goals required to support full rate production for key defense programs.

Turning now to mobile, TriQuint's third-quarter revenue was $185.2 million, up 28% sequentially. This growth was due to two factors -- a large product ramp at a major customer and continued strong demand for BAW filters from a broad set of customers, primarily in China. We now expect discrete filter revenue to more than triple in 2014, as compared to 2013. And MMPA revenue is expected to grow in the range of 30%.

Broadly speaking, the RF content and mobile devices is increasing, and will continue to rise as a number of bands per phone continue to expand. This phenomenon is being driven directly and indirectly by all parties involved in the mobile ecosystem. Carriers and governments are looking for more efficient use of expensive spectrum, driving aggressive filter specifications. Handset manufacturers have swung hard to LTE phone development, requiring significantly more filter and switch content for both regional and world phones. And finally, consumers want faster data rates for streaming video, photo sharing, and other data-rich applications that come with LTE-enabled smartphones.

Specifically, new frequency bands, tighter specifications on the existing bands, and carrier aggregation are creating a strong growth market for premium filter suppliers such as TriQuint. Our teams have been working tirelessly to expand our capacity and product breadth. We continue to allocate new capital for both BAW and TC-SAW support to support current and future demand. New capacity is coming online as we speak, and we will continue to expand throughout 2015 in support of this fast-growing market.

Steve will now provide a detailed financial review of the quarter and outline our guidance for fourth quarter.

Steve Buhaly - TriQuint Semiconductor Inc - CFO

Thank you, Ralph. For the third quarter of 2014, revenue was $272.1 million, up 8% from the third quarter of 2013 and up 18% sequentially. Sequential growth was led by mobile, up 28%, driven by strong demand for BAW filters. Year-on-year, networks was exceptionally strong, up 45% from the third quarter 2013. For the third quarter, our ended market revenue split was 68% mobile devices, 22% network infrastructure, and a 10% defense and aerospace.

Please refer to the supplemental data posted on the investor section of our website for a more detailed breakdown and trend of our revenue by market. During the third quarter, Foxconn Technology Group was 30% of our revenue. Please note that our end customers may use multiple subcontractors to build their products and that the mix of these firms may vary over time.

Our book-to-bill ratio for the quarter was 1.40. Gross margin was 46.6% for the third quarter of 2014, up sequentially from 41.7% and up sharply from 38.0% in the third quarter of 2013. Gross margins for 2014 year-to-date, compared to the same period in 2013, grew by over 1,000 basis points to 42.0%. Active management of our portfolio, highlighted by strong growth in our premium filter business, and reductions in lower-margin revenue contributed to the dramatic improvement in gross margin over last year and sequentially. Efficient factory execution and cost reductions taken earlier this year also contributed to the improved margins.

Operating expenses were $74.7 million for the third quarter of 2014, up $2.7 million from the prior quarter. We hired additional premium filter designers and incurred somewhat higher costs for variable compensation. Tax expense for the third quarter was negligible. Net profit for the third quarter was $51.4 million, or $0.28 per diluted share. Return on equity more than doubled year-on-year to 19.8%. Total cash and investments increased by $24.4 million to $247.9 million during the third quarter. Cash flow from operations of $47 million and cash from employee equity programs of $28 million was partially offset by capital expenditures.

Third-quarter capital expenditures of $54.2 million were almost entirely for premium filter capacity. We expect capital expenditures during the fourth quarter to be between $75 million and $100 million as we align our factories to keep pace with market demand by doubling our premium filter capacity across both BAW and TC-SAW. These incremental investments will directly address an exciting set of market opportunities where we see intense customer interest.

Moving to our financial outlook, we believe fourth-quarter revenue will be between $330 million and $340 million, up 23% sequentially at the midpoint and up 25% from the fourth quarter of last year. Fourth-quarter gross margin is expected to be between 46% and 48%, driven by product mix, better yields, and a lower factory cost. Operating expenses are expected to be about $75 million, in line with last quarter. Fourth-quarter net income per diluted share is expected to be between $0.40 and $0.45 per share. As of today, we're fully booked to the midpoint of our Q4 revenue guidance.

On the investor relations front, we are looking for to seeing many of you at our upcoming Analyst and Investor Day on November 18 in New York, which we will hold jointly with RFMD. A link to the live audio webcast and presentation materials will be available on the investor section of our website. Given our pending merger with RFMD, we are not providing a tentative date for a Q4 2014 conference call at this time.

I will now turn the call over to Ralph for closing comments. After which, we will open the call to your questions.

Ralph Quinsey - TriQuint Semiconductor Inc - President and CEO

Thanks, Steve. Overall, the mobile market is in the midst of a long-term growth cycle, fueled by the adoption of LTE and the growth of the smartphone as the primary access device for the Internet. This transition creates a significant increase in mobile RF content and in particular premium filters, high-performance switches, and high-efficiency amplifiers.

Additionally, we see an extended cycle of infrastructure spending to support the large growth in worldwide data traffic expected over the next decade. This creates long-term revenue opportunities for TriQuint, where we have leveraged leadership GaAs/GaN technology and premium filters into an expanding portfolio of long-lifecycle products for this market. Lastly, we remain in the early innings of a defense industry upgrade cycle, with the ramp of the joint strike fighter and the retrofit of US and International fleets to phased array radar and advance electronics for defense applications.

TriQuint's improving financial performance is a result of long-term investments in strategic technology and product development. These investments help enable smaller and faster smartphones for consumers and greater power efficiency and bandwidth for IDP system developers. I expect Qorvo, our combined Company with RFMD, will benefit from this legacy of technology development.

TriQuint brings advanced SAW, TC-SAW, BAW, and industry-leading GaAs/GaN technologies to each of our markets as well as strong customer relationships and deep expertise in infrastructure and defense applications. This, coupled with RFMD's leadership in complex high-performance switching, strong mobile systems expertise, and low-cost assembly and test operations, positions Qorvo as a truly differentiated leader in two synergistic markets. The high-growth market of mobile and the high-performance, high-value markets of infrastructure and defense.

Qorvo will be endowed with a comprehensive portfolio of technologies and unmatched engineering expertise to serve the world's most demanding customers while been equipped with the scale and cost structure to competitively deliver benchmark financial performance. I look forward to the successful completion of the remaining regulatory approvals and the launch of Qorvo.

Kyle, we'd now like to take questions.

QUESTION AND ANSWER
Operator

(Operator Instructions)

Edward Snyder, Charter Equity Research.

Edward Snyder - Charter Equity Research - Analyst

Thanks very much. Ralph, a couple questions here. On BAW capacity, I think, last time we chatted, it was about $400 million a year. Are you still at that level now, or has it increased?

It sounds -- given the CapEx expansion, it sounds like, from today's results, that the premium filters [band] is still exceeding expectations. So second question is, how far do you think the doubling capacity that you outlined last quarter will take you? Will it take you into 2015, or do you think you'll get into 2016 the way things look now? And then I have a follow-up.

Ralph Quinsey - TriQuint Semiconductor Inc - President and CEO

Sure. I think that it's -- all the revenue attributed to BAW is in the range of $400 million, maybe a little higher. It depends upon the mix of pad revenue and how much you take of that. But you're on track.

And again, thinking of a doubling is probably good way to think of it, going forward. We're seeing quite strong demand right now. You know the fundamental structural reasons, as far as expanding filter content. It is very broad-based demand. And as far as future spending, we will spend to keep up with the market.

Edward Snyder - Charter Equity Research - Analyst

So no commitment on how far the doubling will get you? I think last year -- or even earlier this year -- you were thinking that you're existing past would take you, probably, into 2015. But that's been sidelined by what looks to be very strong demand overall.

But with this doubling -- you just, pretty much -- any guarantees at all? Will it get you to mid-next year, do you think? Or beyond?

Ralph Quinsey - TriQuint Semiconductor Inc - President and CEO

What will -- typically we're investing now for revenue that's somewhere out in the future in the range of, depending upon the type of capacity, anywhere from 16 to 18 months. But we believe this cycle will continue. So I think we're well-positioned to handle the growth over the next 18 months, but depending upon the market demand, which I think we will continue to go up, we'll continue to invest to keep up with the market.

Steve Buhaly - TriQuint Semiconductor Inc - CFO

I'd just add, as you know, we recognize capital expense when we pay the bills. But that's usually proceeds implementation and production by three or four months, depending on equipment lead time. So as usual, the second half of the year is often the strongest. And we're getting ourselves well-prepared for that. We're recognizing capital expense now.

Edward Snyder - Charter Equity Research - Analyst

Good. And then, Avago is running hotter than 100% in the Fort Collins fab. I think -- I know they've said that publicly before. And that doesn't come online until later this year, beginning of next. Are you seeing share gains from spillover demand, do you think?

I know it's difficult to assess, but is it pushing you towards the limit of your capacity now? Are we going to get a pinch time between your expansion and where you sit today? And then bigger picture, how is that affecting pricing? We keep hearing about shortages in BAW overall. So where is pricing, relative to where you were last year?

Ralph Quinsey - TriQuint Semiconductor Inc - President and CEO

Yes. The market is quite strong. We're not so focused on share gains or share loss at this point. We're focus on growing with the market. You know, the market is doubling in a three-year period.

As far as pricing, the product that we build on these technologies are largely performance-driven. So I wouldn't say there's been a lot of swing in pricing.

Edward Snyder - Charter Equity Research - Analyst

Then what's the split? Given how it's exploded in the broad base demand outside of your largest customer, what's the split now between discrete and integrated filter sales for you? I think you'd said before about $100 million you expected to see are discrete. So that's great. Is that still the case, or is that split more 50/50? Or how does that breakout?

Ralph Quinsey - TriQuint Semiconductor Inc - President and CEO

It will be much higher than $100 million this year in discretes. And a good rule of thumb is probably 50/50 revenue from discretes and from highly integrated parts.

Edward Snyder - Charter Equity Research - Analyst

And last year, what was the discretes? It was well less than [$100 million, right?]

Ralph Quinsey - TriQuint Semiconductor Inc - President and CEO

I think the exciting story, year-on-year is discrete filters have tripled this year versus last year. We are likely to do more in a given quarter now than we did in 2013 as a whole.

Edward Snyder - Charter Equity Research - Analyst

Great. And then, you talked about premium filters. And that's both BAW and TC-SAW. And TC-SAW is out of your Florida fab.

How are you for space? Is expansion there going to require brick-and-mortar expansion? Will it take longer, or can you add equipment? Because, I think, when we last chatted, you were talking about being pretty tight there overall, between all the SAW and TC-SAW you were already building.

Ralph Quinsey - TriQuint Semiconductor Inc - President and CEO

No. We've been adding equipment to that factory all year this year. And we still have some room to squeeze in some more equipment. So we can grow in that factory without more brick-and-mortar, at this point.

Edward Snyder - Charter Equity Research - Analyst

And final question -- you mentioned MMPA is up significantly year-over-year. But that came off a fairly small base last year. And is it primarily reference design for a base band manufacturer? Or are you seeing designed-in outside of that in lower-cost phones?

Ralph Quinsey - TriQuint Semiconductor Inc - President and CEO

Yes. It's primarily design-ins. It's on a smaller base than our filter revenue, you're right. But still, good growth. And again, it's success in China and success where we've targeted performance.

Operator

Anthony Stoss, Craig-Hallum.

Anthony Stoss - Craig-Hallum Capital Group - Analyst

Hey, guys. Nice job. Ralph, are you losing any business from not having enough capacity? Are you turning down any designs on the BAW filter side?

And then secondly, I'd love to hear your current thoughts on current contribution margin. And then lastly, given your guide for Q4, is it fairly similar between your biggest customer and also what you're seeing out of China? Or -- I'm just curious to hear more detail on China sequentially into Q4? Thanks.

Ralph Quinsey - TriQuint Semiconductor Inc - President and CEO

Yes. So we're tight on our premium filter capacity -- probably tighter on the high-performance SAW than the BAW. Demand continues to go up, and so we're chasing rising forecast. But we're doing a relatively good job serving the demands in BAW. In some cases, lead times have stretched out.

As far as the growth in China, if I understood the question correctly, it's primarily from the BAW devices. We're just seeing very broad-based adoption of our filters in the expansion of LTE phones in China.

Anthony Stoss - Craig-Hallum Capital Group - Analyst

Okay. And then, I guess, for Steve, the contribution margin question.

Steve Buhaly - TriQuint Semiconductor Inc - CFO

Yes. I'm going to stick with 55% right now. I think that's working with our improved portfolio.

Anthony Stoss - Craig-Hallum Capital Group - Analyst

And then lastly, Steve, what's your current capacity utilization, overall?

Steve Buhaly - TriQuint Semiconductor Inc - CFO

We're doing pretty well. It mixes -- it varies a bit by plant. A little bit lower in gas, and pretty well up against it, in terms of premium filters.

Anthony Stoss - Craig-Hallum Capital Group - Analyst

Okay. Great job guys, thank you.

Operator

Vivek Arya, Bank of America.

Vivek Arya - BofA Merrill Lynch - Analyst

Thanks for taking my question. Ralph, there's some concern about access -- 3G and 4G smartphone inventory in China. I understand the content growth dynamics, but could you give us some color on how you see the supply/demand dynamic there from a units perspective?

Ralph Quinsey - TriQuint Semiconductor Inc - President and CEO

I think, from a textbook perspective, when you see this type of growth, it's not uncommon to have these questions. I'm not seeing evidence of excess right now. We don't have as much exposure in 3G. I have anecdotal evidence of some excess in 3G. We just don't have a tremendous amount of exposure there. And 4G demand remains strong.

Vivek Arya - BofA Merrill Lynch - Analyst

Got it. And then, on the content trends at your largest customer -- how do you see those conceptually playing out? Because again, another pushback that investors probably have is that the high-end customer is doing very well right now. But could we be reaching peak levels in content at that customer?

Ralph Quinsey - TriQuint Semiconductor Inc - President and CEO

Yes. Without specifically referencing any particular customer, we are seeing quite a bit of content in these global LTE phones, all right? North of $13. And regional phones, probably in the range of $8.

I think, if you look at just those instances, you're not getting the full picture of the expansion of the opportunity. Because it's more about the migration from 2G, 3G, to 4G and really driving up the aggregate demand for a variety of components. It just turns out that filters and switches are at the tip of the spear because of the nature of the architecture of the phones. So I see fairly strong demand in those areas and then continued strong demand, as we're seeing, in high-performance, highly integrated, high-efficiency amplifiers for some time.

I understand that when the market is growing like this, people get concerned about corrections. My sense is, like I said, probably an appropriate question to ask. And maybe, sometime in the next 12 months, we'll see some correction. I don't think it's going to change the long-term vector of this market for the RF industry. I think it's going to be a strong market for some time.

Vivek Arya - BofA Merrill Lynch - Analyst

Got it. And one last one. Obviously, very strong performance on the gross margin side, Steve. And obviously, I think you are benefiting from the mix shift to more of your premium filters.

As you look out over the next year -- I guess the good or bad news is that you've already achieved a lot of the gross margin targets that you had set as a combined Company with RFMD. So without talking about the combined Company, how should we think about the gross margin drivers that you have left, from this point onwards? Thank you.

Steve Buhaly - TriQuint Semiconductor Inc - CFO

Yes. So let me just talk about TriQuint. I took a look over the last nine months of this year and compared them to the same nine months of the prior year to see where did we pick up that 1,000 plus basis points of gross margin improvement? And how sustainable is it?

And it turns out that about just over half of the improvement came from our improved portfolio. Definitely more premium filters; less lower-end active devices. And I think that's got great legs. In fact, I think that's got some room to continue. While the low-margin active portfolio is quite small now, there still looks like terrific growth prospects in premium filters.

And then a couple 100 basis points came from our shuttering of the Texas 6-inch line. And as you probably remember, we were able to move a lot of that equipment and personnel into our growing BAW line, both of which were in Texas.

And then yield and scrap have improved significantly, year-on-year. And then, along with that, a little bit of revenue growth helped. So I think all those are very sustainable. And I think we'll continue to see very healthy margins from TriQuint's business into 2015.

Vivek Arya - BofA Merrill Lynch - Analyst

Great, thank you.

Operator

Quinn Bolton, Needham.

Quinn Bolton - Needham & Company - Analyst

Hey, guys. Let me just say, first off, nice results, both on the top line and especially the margins. Ralph, just wanted to come back to your prepared script. I think you made some comments about your outlook for 2015. And was wondering if you could reiterate those expectations. I think you said that you feel pretty well-positioned to outgrow the broader market. But just was hoping you could clarify that.

Ralph Quinsey - TriQuint Semiconductor Inc - President and CEO

Yes. Well, we look at the strength in two areas, right? Margin and revenue growth. We're seeing a pretty good year. We've got, with the midpoint guidance of Q4, growth of about 14% in 2014. And as Steve just highlighted, great growth in margin performance.

That's with the headwind of -- in both revenue and margin -- of the lower-margin business, the non-strategic foundry, that we're dealing with this year. That falls away, largely, for 2015. So I think we'll a healthy growth rate in 2015.

We think the market is growing in the range of 10% to 15%. And our goal is to grow faster than the market. And I think that we'll see the benefits of the margin improvement continue to flow through to the bottom line, as well.

Quinn Bolton - Needham & Company - Analyst

Great. And then was wondering -- obviously, you talked about a tripling, I think, in the premium filter, 2014 versus 2015. Any outlook you can give us for 2015 premium filter? And then I've got one more follow-up.

Ralph Quinsey - TriQuint Semiconductor Inc - President and CEO

I'm quite confident we'll grow, but I'm not ready, at this time, to put a number on it.

Steve Buhaly - TriQuint Semiconductor Inc - CFO

That's really tough to triple twice in a row.

Quinn Bolton - Needham & Company - Analyst

Yes. Agreed. Then lastly, you made some good comments on the base station business. First off, can you give us -- obviously, lots of comments coming about demand from base stations in China. Wondering if you could share your thoughts and what you're seeing out of the China market specifically.

And then, you also mentioned India as an opportunity. Are you finally starting to see the LTE orders from India? Are those starting to be placed, or is that still more on a to-come basis?

Ralph Quinsey - TriQuint Semiconductor Inc - President and CEO

I can say, specifically, I'm seeing the orders being placed. Just recently, the first licenses were released. It is great opportunity for us, going forward, as far as India. As far as China, yes. We've just seen a good, solid build out throughout the year. Another area with fast growth where we'd been worried about a correction -- haven't seen signs of a correction yet.

And pretty much the same story that if, in fact, we do see a correction -- don't see one yet on the horizon -- but if we do, I don't think it will change the long-term trend line for the industry. We're just seeing very strong build-out demand. We've plateaued now at about $100 million a year level, up significantly over the last 18 months.

I think you'll see continued growth, but it's going to be more growth that we're used to. Not 50%, 60% a year, but more single-digit growth year-over-year in the base station market. But sustained for, I think, quite a long time.

Quinn Bolton - Needham & Company - Analyst

Great. Thank you.

Operator

Blayne Curtis, Barclays.

Blayne Curtis - Barclays Capital - Analyst

Things for taken my question. Just going back to the China market. Obviously, BAW and FBAR capacity seems tight.

Just any perspective -- I know you're a smaller player, but -- outside of BAW and FBAR, are any of their components, particularly PAs, seeing any tightness? When you comment on your outlook for that market, do you have any perspective outside of filters? Thanks.

Ralph Quinsey - TriQuint Semiconductor Inc - President and CEO

Yes. The only other perspective I have outside of filters is that I believe there is some constraint on SOI. Or SOI in the marketplace. We see that, as well. But other than that, I haven't heard a lot of constraints. (technical difficulty) [I mentioned].

Blayne Curtis - Barclays Capital - Analyst

Got you. And then, Steve, on the gross margin, you upsided nicely in the quarter. And then, I think you were thinking about it flat in December. Now you have a slight uptick.

Typically, you're building -- you see a seasonal decline in March, and you often see utilizations and margins go down. Is it really the filters, here, that is keeping the margins up, or are you still running the gas utilizations quite strongly into December?

Steve Buhaly - TriQuint Semiconductor Inc - CFO

I think we'll have -- let me start over. Half the margin improvement is portfolio mix. That's not really going to change much in Q1. If anything, we have a little bit more infrastructure and defense, which is healthy margin. The transition out of our Texas six-inch line isn't going to change.

So I continue to expect us to have very significantly improved margins on a year-on-year basis. Obviously, Q1 can be a little softer. But I think it's going to be pretty good.

Ralph Quinsey - TriQuint Semiconductor Inc - President and CEO

And I would just add, on the gas utilization, we did make adjustments in the early part of the year -- late last year, early part this year -- as far as cost structure with our gas capacities. And as Steve mentioned, we did transfer a significant amount of equipment from gas factories into filter factories. So the headwind of gas utilization just isn't that big of an issue, right now, for us.

Steve Buhaly - TriQuint Semiconductor Inc - CFO

That's good point. We took out -- just for reference -- about $21 million of annual expense out of the Oregon plant a year ago.

Blayne Curtis - Barclays Capital - Analyst

Got you. And then, just maybe one final question, Steve. I know this is probably irrelevant next year. The tax rate's been pretty de minimis this year. You've been talking 10%. Is that still the right number?

Steve Buhaly - TriQuint Semiconductor Inc - CFO

Yes. That's a reasonable number for TriQuint.

Blayne Curtis - Barclays Capital - Analyst

Okay. Thanks, guys.

Operator

Steve Smigie, Raymond James.

Steven Smigie - Raymond James & Associates, Inc. - Analyst

Great. Thanks a lot, guys. You have my congratulations on the great numbers. Just curious, as we look at the March quarter, which is typically seasonally down -- overall, I sense there's good growth coming. But could that be a pretty decent down tick in revenue, as you saw last year?

Ralph Quinsey - TriQuint Semiconductor Inc - President and CEO

Way too early to talk about Q1. No reason to believe that it would not be typical and historical, as far as the seasonality.

Steven Smigie - Raymond James & Associates, Inc. - Analyst

Okay great. And I was hoping you could talk a little bit about how you see the technology around premium filters evolving over the next couple of years, in the context of integration or shrinks, such that, as you do your capacity adds, how do you balance adding that capacity rapidly versus maybe not needing as much in the future if you do more integration and shrinks?

Ralph Quinsey - TriQuint Semiconductor Inc - President and CEO

Great question. Most of the development, right now, that we're putting into filters from a technology perspective is for improved performance. The footprint of the filters often determined by the frequency, we have optimized the number of die per wafer. We've gone through the traditional space optimization and die shrinks. But it's not like the silicon world, where you see generations of optical shrinks. The filter world, the power world, doesn't follow that path.

And an interesting point is that it's not just the filter technology. TriQuint has invested and successfully developed great wafer-level packaging for highly integrated modules that include filters. And that's a strong proponent for our BAW technology, as well as for our SAW technology, because that what allows us to really create high-performance, cost-effective, highly integrated modules in the future.

Steven Smigie - Raymond James & Associates, Inc. - Analyst

Okay, great. And then, just -- as you mentioned this year you've got some headwinds in growth just because you're walking away from some business. Sounds like specific products you're talking about are going away. But are there any other businesses, or parts of the business, that you may walk away from next year in any of your segments?

Ralph Quinsey - TriQuint Semiconductor Inc - President and CEO

I think we're well-stabilized in our transition. There was some low-margin product and some non-strategic foundry that we've been transitioning out of for some time. I've been talking about it for some time. And that's largely behind us now, as we transition into 2015.

Steven Smigie - Raymond James & Associates, Inc. - Analyst

Okay. And last question is just on the Chinese handset side. Can you talk a little bit about the trends you're seeing there, in terms of how those guys are gaining share and how you'd expect their growth to be, say, into next year?

Ralph Quinsey - TriQuint Semiconductor Inc - President and CEO

Yes. No news to people on this call is that China, Inc. is doing quite well in ramping up some great smartphones. Not just for indigenous consumption, but also, a pretty good share developing now in Europe. So I see a fairly broad category of customers in China -- of which, I'm happy to report, are all customers of TriQuint -- doing quite well in this generation of smartphones.

Steve Buhaly - TriQuint Semiconductor Inc - CFO

It is interesting to note, if you include Avnet Asia as a primary Chinese company, three of our top five customers in the quarter were in China, including Avnet Asia. So things have definitely changed there, as that market has taken off.

Steven Smigie - Raymond James & Associates, Inc. - Analyst

Okay, great. Thanks, guys, and congrats.

Operator

Mike Burton, Brean Capital.

Mike Burton - Brean Capital, LLC - Analyst

Congratulations on the good results and guide. On -- just wanted -- most of mine have been asked, but I wanted to ask about the upcoming merger with RFMD. Can you give us a sense of some of the joint projects that you've been able to work on before and after the shareholder vote? Or if there's anything that's actually being held up by the pending MOFCOM approval?

Ralph Quinsey - TriQuint Semiconductor Inc - President and CEO

Yes. Probably inappropriate to get into too much detail for obvious reasons. I would say most of the focus is on building a platform of technology capability and cost structure to be successful, as opposed to any intense joint development of products.

We do see great opportunity across the board, not just with the mobile market, which is just tremendous. And as Steve pointed out, we are making significant investments to leverage that technology into Qorvo going forward. But really good synergistic activities going on between the two IDP-like businesses.

So net-net, I couldn't be happier with the amount of energy, with the progress being made, with the tone of the teams that are executing the integration. They're keeping the momentum in our business, and they're creating a platform for success as we reach conclusion of this merger.

Mike Burton - Brean Capital, LLC - Analyst

Thanks. And yes, we'll look forward to more of an update at the Analyst Day.

Steve, I was just wondering, on the OpEx side, too. The good cost control heading it to Q4. How should we expect OpEx to trend for TriQuint, going into next year? Thanks.

Steve Buhaly - TriQuint Semiconductor Inc - CFO

I think TriQuint's OpEx would be flat to down a little bit, actually. We have a couple things inflating it right now. A lot of employee stock option exercises, which are driving FICA costs up. And then, we do have some enhanced variable comp this quarter, as we've achieved better results than we expected. So both those would wash out, with the beginning of the new year. And I think we'd be pretty flattish.

Mike Burton - Brean Capital, LLC - Analyst

Thanks.

Operator

David Duley, Steelhead.

David Duley - Steelhead Partners - Analyst

Yes. Thanks for taking my questions. I guess, a couple of clarification questions. Steve, could you just repeat what you said what the book-to-bill was during the quarter?

Steve Buhaly - TriQuint Semiconductor Inc - CFO

Sure, it was 1.40.

David Duley - Steelhead Partners - Analyst

1.40. And then, I think you mentioned that you're 100% booked to the revenue guidance. And usually, you're 90% or 95% booked. Is that accurate?

Ralph Quinsey - TriQuint Semiconductor Inc - President and CEO

We said fully booked. And yes, we're usually about 90%. But we are about a week later, as I would typically announce.

David Duley - Steelhead Partners - Analyst

Okay. And -- I'm sorry. I might've lost track of this. You might've said it. But what do you expect the total filter revenue to be in 2014? And perhaps, what was it in the quarter that just finished?

Steve Buhaly - TriQuint Semiconductor Inc - CFO

Yes. Not an easy number to be definitive with because of a significant amount the revenue comes from devices that have filters integrated within them. So when I said for 2014, consistent with what we've said in the past, is a $400 million number is reasonable. And it might be a little bit north of that. Now, that leans forward and takes in a lot of the revenue for the total integrated devices. So $400 million is a pretty decent number.

David Duley - Steelhead Partners - Analyst

Okay. And that would be for 2014, split roughly between discretes and then embedded -- or however you want to call the other piece?

Steve Buhaly - TriQuint Semiconductor Inc - CFO

Roughly, yes.

David Duley - Steelhead Partners - Analyst

Okay. And just a clarification -- on the Chinese base station revenue or ramp or whatever you're seeing there, a lot of other semiconductor guys have seen a pause. And you seem to see your business, I guess, flatten out, although many others saw it go down. And now, it's starting to ramp up again. Would you expect that to grow on a sequential basis throughout the next couple quarters for you?

Ralph Quinsey - TriQuint Semiconductor Inc - President and CEO

For us, we think that the networks business in Q4 is going to be relatively flat. We'll see some growth in defense, and we'll see growth in mobile. So that's the near-term visibility.

Longer-term, like I said, I think that base station has really swung up hard. And now, I think it will revert to more traditional growth rates, in those mid-single-digits. Defense business looks very positive, going forward. It typically has that mid-single-digit type of footprint. And then, mobile devices. Like I said, we think that market is growing in that 10% to 15% range.

David Duley - Steelhead Partners - Analyst

Thanks. One final thing for me is on customer concentration. Would you expect it to become less concentrated over the next couple quarters? And would you expect there to be -- or will one of these Chinese customers show up as a 10% customer eventually?

Ralph Quinsey - TriQuint Semiconductor Inc - President and CEO

In fact, it has become less concentrated already. We're now serving over 50 customers with our discrete filters. And as Steve pointed out, in China, some of them are rather large.

Steve Buhaly - TriQuint Semiconductor Inc - CFO

Yes. I think there's every chance one of them will be a 10% customer at some point. If you remember, Huawei was last quarter. So it's not uncommon, and I won't be surprised if it happens again.

David Duley - Steelhead Partners - Analyst

Thank you.

Operator

Tom Diffely, D.A. Davidson.

Tom Diffely - D.A. Davidson & Co. - Analyst

Good afternoon. [Hoping this] first clarification -- did you say it was 16 to 18 months before your capital spending turns into revenue?

Steve Buhaly - TriQuint Semiconductor Inc - CFO

No. No, I think --

Tom Diffely - D.A. Davidson & Co. - Analyst

I'm sorry. 6 to 18 months--

Steve Buhaly - TriQuint Semiconductor Inc - CFO

I think it will be much sooner than that. Cap -- you might be looking at four to six months between recognition of the expense and the implementation of productive capacity.

Tom Diffely - D.A. Davidson & Co. - Analyst

Okay. That's good to hear. So some of the spending you're doing right now will actually help you in 2015 in the second half.

Steve Buhaly - TriQuint Semiconductor Inc - CFO

Oh, I think all of it will.

Tom Diffely - D.A. Davidson & Co. - Analyst

Good. I was a little scared there, for a minute. Then, hoping to get a little bit more on the relative size of the segments of premium filters. Between TC-SAW and BAW, what's the relative size for you of those two markets? And where you see the relative growth rates of those two markets?

Ralph Quinsey - TriQuint Semiconductor Inc - President and CEO

Yes. So, BAW is the larger opportunity -- the larger part of the revenue stream. TC-SAW is a little newer technology. The overall market is a little smaller, a little bit more selective. So BAW dominates that scale. TC-SAW should grow nicely over the next 18 months.

Tom Diffely - D.A. Davidson & Co. - Analyst

Okay. And we know a lot about your expertise on the BAW side. Do you think you have a competitive edge on the TC-SAW side as well?

Ralph Quinsey - TriQuint Semiconductor Inc - President and CEO

In fact, we do. And it's different for different bands, the combination of technology and design expertise. But we've gotten good feedback on some of our devices where it may be the only device that solves the problem.

Tom Diffely - D.A. Davidson & Co. - Analyst

Okay. And previously, you talked about tripling of the revenue. Is that just the BAW filter, or is that the combination of all premium filters?

Ralph Quinsey - TriQuint Semiconductor Inc - President and CEO

That's discrete filter revenue; includes all premium filters.

Tom Diffely - D.A. Davidson & Co. - Analyst

Great. Okay, that's it. Thanks.

Steve Buhaly - TriQuint Semiconductor Inc - CFO

Things, Tom.

Operator

There are no further questions at this time. Return it back to management.

Grant Brown - TriQuint Semiconductor Inc - Director, IR

All right. I want to thank everyone for joining us on the call. And I'm sure that you're looking forward to the upcoming Analyst Day. And thank you for your time.

Operator

This concludes today's conference call. You may now disconnect.

Forward-Looking Statements
This communication contains forward-looking statements, including but not limited to those regarding the proposed business combination between RF Micro Devices, Inc. (“RFMD”) and TriQuint Semiconductor, Inc. (“TriQuint”) (the “Business Combination”) and the transactions related thereto. These statements may discuss the anticipated manner, terms and conditions upon which the Business Combination will be consummated, the future performance and trends of the combined businesses, the synergies expected to result from the Business Combination, and similar statements. Forward-looking statements may contain words such as “expect,” “believe,” “may,” “can,” “should,” “will,” “forecast,” “anticipate,” “intend” or similar expressions, and include the assumptions that underlie such statements. These statements are subject to known and unknown risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statements, including but not limited to: the ability of the parties to consummate the Business Combination in a timely manner or at all; satisfaction of the conditions precedent to consummation of the Business Combination, including the ability to secure regulatory approvals in a timely manner or at all, and approval by RFMD’s shareholders and TriQuint’s stockholders; the possibility of litigation (including related to the transaction itself); RFMD and TriQuint’s ability to successfully integrate their operations, product lines, technology and employees and realize synergies from the Business Combination; unknown, underestimated or undisclosed commitments or liabilities; the level of demand for the combined companies’ products, which is subject to many factors, including uncertain global economic and industry conditions, demand for electronic products and semiconductors, and customers’ new technology and capacity requirements; RFMD’s and TriQuint’s ability to (i) develop, deliver and support a broad range of products, expand their markets and develop new markets, (ii) timely align their cost structures with business conditions, and (iii) attract, motivate and retain key employees; and other risks described in RFMD’s and TriQuint’s Securities and Exchange Commission (“SEC”) filings. All forward-looking statements are based on management’s estimates, projections and assumptions as of the date hereof. Neither RFMD nor TriQuint undertakes any obligation to update any forward-looking statements.
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In connection with the proposed Business Combination, Rocky Holding, Inc., a newly-formed holding company under RFMD (“HoldCo”), has filed with the SEC a Form S-4 (the “Registration/Joint Proxy Statement”) which includes a registration statement and a preliminary prospectus with respect to HoldCo’s shares to be issued in the Business Combination and a preliminary joint proxy statement of TriQuint and RFMD in connection with the Business Combination. This material is not a substitute for the final Registration/Joint Proxy Statement regarding the proposed Business Combination. The preliminary Registration/Joint Proxy Statement contains, and the final Registration/Joint Proxy Statement will contain, important information about the proposed Business Combination and related matters. SECURITY HOLDERS ARE URGED AND ADVISED TO READ THE REGISTRATION/JOINT PROXY STATEMENT CAREFULLY. The Registration/Joint Proxy Statement and other relevant materials and any other documents filed by HoldCo, RFMD or TriQuint with the SEC may be obtained free of charge at the SEC’s website, at www.sec.gov. In addition, security holders of TriQuint will be able to obtain free copies of the Registration/Joint Proxy Statement from TriQuint by contacting Investor Relations by mail at TriQuint Semiconductor, Inc., 2300 N.E. Brookwood Parkway, Hillsboro, Oregon 97124, Attn: Investor Relations Department, by telephone at (503) 615-9413, or by going to TriQuint’s Investor Relations page on its corporate website at www.triquint.com; and security holders of RFMD will be able to obtain free copies of the Registration/Joint Proxy Statement from RFMD by contacting Investor Relations by mail at RF Micro Devices, Inc., 7628 Thorndike Road Greensboro, North Carolina 27409-9421, Attn: Investor Relations Department, by telephone at (336) 678-7088, or by going to RFMD’s Investor Relations page on its corporate web site at www.rfmd.com.
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RFMD, TriQuint and HoldCo and their respective directors, executive officers and various other members of management and employees may be deemed to be participants in the solicitation of proxies from RFMD’s shareholders in connection with the proposed Business Combination. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of TriQuint or RFMD security holders in connection with the proposed Business Combination is set forth in the preliminary Registration/Joint Proxy Statement, and will also be set forth in the final Registration/Joint Proxy Statement. Information about TriQuint’s directors and executive officers is set forth in TriQuint’s Annual Report on Form 10-K for the fiscal year ended December 31, 2013, which was filed with the SEC on February 21, 2014, and its Amendment No. 1 to Annual Report on Form 10-K/A, which was filed with the SEC on April 10, 2014. These documents are available free of charge at the SEC’s web site at www.sec.gov, and from TriQuint by contacting Investor Relations by mail at TriQuint Semiconductor, Inc., 2300 N.E. Brookwood Parkway, Hillsboro, Oregon 97124, Attn: Investor Relations Department, by telephone at (503) 615-9413, or by going to TriQuint’s Investor Relations page on its corporate web site at www.triquint.com. Information about RFMD’s directors and executive officers is set forth in RFMD’s Annual Report on Form 10-K for the fiscal year ended March 29, 2014, which was filed with the SEC on May 21, 2014. These documents are available free of charge at the SEC’s web site at www.sec.gov, and from RFMD by contacting Investor Relations by mail at RF Micro Devices, Inc., 7628 Thorndike Road Greensboro, North Carolina 27409-9421, Attn: Investor Relations Department, by telephone at (336) 678-7088, or by going to RFMD’s Investor Relations page on its corporate web site at www.rfmd.com. Additional information regarding the interests of these potential participants in the solicitation of proxies in connection with the proposed Business Combination is included in the preliminary Registration/Joint Proxy Statement and the other relevant documents filed with the SEC.